UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 11 May,2004  By /s/Ronald Lea Erratt Company Secretary

ASX MEDIA RELEASE
12 MAY 2004

NOVOGEN'S SECOND ANTI-CANCER DRUG ENTERS HUMAN CLINICAL TRIALS

(Sydney Australia) - Novogen has commenced a human clinical trial of a new patented anti-cancer compound, NV-18.

NV-18 is derived from phenoxodiol, the Company's first anti-cancer drug that is now producing data in human clinical trials for the treatment of late-stage ovarian and prostate carcinomas.

NV-18 has been approved for a Phase Ia study at St George
Hospital in Sydney, Australia.

The study will determine the drug's bio-availability, pharmacokinetic profile, and acute safety.

The drug will be administered in three different ways:
-	orally;
-	by bolus intravenous injection; and
-	by slow intravenous infusion over four hours.

All of these modes of delivery will be administered to 6 patients with solid tumours and will be conducted over a trial period of 8 weeks.

NV-18 is a product of the Novogen diphenolic synthetic analogue program that is creating drugs with diverse activities against specific types of cancer.
Like phenoxodiol, NV-18 is broadly effective in the laboratory against almost all human cancer types, but NV-18 is distinctive in showing particular potency against melanoma and cholangiocarcinoma (cancer of the gall-bladder).

In laboratory studies conducted in collaboration with researchers at the University of Newcastle (Australia) and the University of Alabama at Birmingham (USA), NV-18 has proven highly effective at killing both melanoma cells and cholangiocarcinoma cells, cancers that are typically highly resistant to standard anti-cancer drugs.

Novogen proposes to evaluate the ability of NV-18 to act as an effective monotherapy against these two cancer types.

However, it is anticipated that its primary role will be to act as a chemo-sensitiser for standard anti-cancer agents.

Novogen scientists, in pre-clinical studies, have shown that NV-18 is particularly effective as a chemo-sensitising agent, rendering chemo-resistant melanoma cells highly susceptible to the killing effect of standard anti-cancer drugs such as taxanes.

Chemo-sensitisation is a new direction for anti-cancer therapy.

Various cancers, such as cancers of the prostate, kidney and cervix, are relatively insensitive to chemo-toxic drugs from the start, while others, such as cancers of the ovary and breast, eventually become insensitive after showing initial responsiveness.

A number of mechanisms within the cancer cell lead to such inherent or acquired resistance, and it now is recognised that overcoming these mechanisms is a logical and achievable objective in the treatment of cancer.

In preclinical studies, NV-18, like phenoxodiol, is able to overcome and reverse those resistance mechanisms, rendering cancer cells susceptible to standard anti-cancer drugs including those based on the taxane and platinum structures that are highly effective at killing cancer cells.

The planned clinical development program for NV-18 will focus firstly on malignant melanoma, a cancer that is characterised by being poorly responsive to standard anti-cancer drugs and having a poor prognosis once it has metastasised.

Novogen has entered into a licence option with a Marshall
Edwards Inc (Nasdaq: MSHL) company.

This option grants to Marshall Edwards the first right to accept and the last right to match any proposed dealing by Novogen with its intellectual property rights relating to certain synthetic pharmaceutical compounds, including this compound, NV-18. Marshall Edwards Inc is currently 87 per cent owned by Novogen Limited.

Currently Novogen has biological response modifying compounds undergoing development in the areas of cancer, cardio-vascular, skin repair, anti-inflammatory and wound healing.

The lead anti-cancer drug, phenoxodiol, which is licensed to Marshall Edwards, is being clinically trialled as a stand-alone therapy and as a chemo-sensitising agent to strengthen or reactivate existing cancer treatments.

Novogen is advancing clinical development of its compounds to a point where it can maximise shareholder value through out-licensing.

Novogen has developed a patented suite of intellectual property a round its technology platform and is co-ordinating its international research and clinical development programs in collaboration with some of the world's leading medical research centres.

More information on the Novogen group of companies and their associated technology developments can be found at www.novogen.com and at www.marshalledwardsinc.com.


Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088